UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated August 11, 2016 titled “GeoPark Reports Results for the Second Quarter 2016”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS RESULTS FOR THE SECOND QUARTER 2016

RESERVE AND PRODUCTION GROWTH

WITH IMPROVED ECONOMICS

Santiago, Chile – August 11, 2016 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: “GPRK”), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Chile, Brazil, Argentina, and Peru1 reports its consolidated financial results for the three-month period ended June 30, 2016 (“Second Quarter” or “2Q2016”).

A conference call to discuss 2Q2016 results will be held on August 12, 2016 at 10 am Eastern Daylight Time.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified.

SECOND QUARTER 2016 HIGHLIGHTS

Operational:

•	Oil and Gas Production Up 8% to 21,143 boepd

o	Oil production up 7% to 15,530 boepd

o	Gas production up 11% to 33.7 mmcfpd

o	Estimated average 2016 production of 21,500-22,500 boepd

•	Successful Drilling Results and Reserve Growth in Colombia

o	Drilling campaign in the Jacana Oil Field in the Llanos 34 Block (GeoPark operated with 45% WI) included Jacana 3 and Jacana 4 wells, which were tested and put on production at approximately 3,600 bopd (gross) in July and extended the field’s western limits

o	Jacana 5 appraisal well was drilled further down-dip and is currently being completed. Preliminary petrophysical logging analysis indicates hydrocarbons in the Guadalupe formation and production testing will be conducted in August

o	Plan to drill approximately 5 additional wells in the Llanos 34 Block in 2H2016

•	Operating Costs Down 38%

o	In Colombia Llanos 34 Block, achieved record low operating costs of $3.4 per barrel, down 47%

o	In Chile Fell Block, achieved operating costs of $14.8/boe, down 31%

o	Consolidated operating costs of $6.2/boe, down 38% and $7 million

o	Consolidated cash costs of $14.2/boe, down 31%

o	Jacana 4 well drilled and completed for cost of $2.9 million

 _______________________

1 Transaction executed with Petroperu on October 1, 2014 with final closing subject to Peru Government approval

Financial:

•	Cash and Available Facilities over $210 million

o	Cash on hand of $79.2 million (stable since 4Q2015), $90 million undrawn in Trafigura prepayment agreement, and $45 million available in uncommitted facilities

o	Cash coverage of approximately 3 years of interest payments or 18 months of capital expenditures (2016 program)

•	Positive Cash Flow from Operations

o	Adjusted EBITDA of $20.5 million with capital expenditure program of $5.7 million

o	Adjusted EBITDA of $11.4/boe, up 90% from 1Q2016 (with accompanying Brent oil price increase of 30%)

o	Net loss for the period of $1.6 million

Strategic:

•	Peru: High potential Morona Block agreement extension

o	Agreement with Petroperu on block with discovered light oil field Situche Central (83 million bbls gross 3P reserves) and large exploration resources (GeoPark operated with 75% WI) extended until March 2017 to obtain regulatory approvals

James F. Park, Chief Executive Officer of GeoPark, said: “Our team has repeatedly demonstrated its ability to innovate and improve cost efficiencies and economics over the last 18 months. And now, back with the drill bit, we are using our science and operating capabilities to find and produce more oil and gas. The successful drilling in the Jacana oil field in Colombia is opening up another attractive oil field on trend with the large Tigana oil field on our Llanos 34 Block. These results both expand our reserve base and enlarge the prospectivity of our surrounding acreage. In addition, to our continuing success in Colombia, we are active across our large project platform in Argentina, Brazil, Peru, and Chile with production, workover and seismic operations and preparing for impactful exploration and development drilling in 2017. New business acquisition efforts are also underway with national oil company and bolt-on projects across the region.”

CONSOLIDATED OPERATING PERFORMANCE

The table below sets forth key performance indicators for 2Q2016 compared to those of 2Q2015:

Key Indicators	2Q2016	2Q2015	% Chg.
Oil production[a] (bopd)	15,530	14,512	7%
Gas production (mcfpd)	33,678	30,378	11%
Average net production (boepd)	21,143	19,575	8%
Brent Oil Price ($ per bbl)	47.0	61.7	-24%
Combined price ($ per boe)	25.6	37.4	-32%
⁻ Oil ($ per bbl)	26.4	41.7	-37%
⁻ Gas ($ per mcf)	4.3	4.7	-9%
Net Oil Revenues ($ million)	34.3	50.2	-32%
Net Gas Revenues ($ million)	11.6	11.8	-2%
Net Revenues ($ million)	45.9	62.0	-26%
Production & Operating Costs[b] ($ million)	-13.8	-22.5	-39%
G&G, G&Ac and Selling Expenses ($ million)	-11.6	-13.1	-11%
Adjusted EBITDA ($ million)	20.5	28.1	-27%
Adjusted EBITDA per boe ($)	11.4	17.0	-33%
Operating Netback per boe ($)	17.7	23.2	-24%
Profit (loss) for the period ($ million)	-1.6	-9.4	-83%
Capital Expenditures during quarter ($ million)	5.7	3.7	54%
Cash Position at period-end ($ million)	79.2	105.3	-25%
Short-Term Debt at period-end ($ million)	38.5	22.2	73%
Long-Term Debt at period-end ($ million)	331.4	348.2	-5%
a)	Includes government royalties paid in kind in Colombia for approximately 729 bopd in 2Q2016 and 743 bopd in 2Q2015. No royalties were paid in kind in Chile and Brazil.

b)	Production and Operating costs include operating costs and royalties paid in cash.

c)	G&A expenses includes $0.1 million and $1.5 million for 2Q2016 and 2Q2015, respectively, of (non-cash) share based payments that are excluded from the Adjusted EBITDA calculation.

Production: Consolidated oil and gas production increased 8% to 21,143 boepd in 2Q2016 compared to 19,575 boepd in 2Q2015. The increase in production was mainly a result of new production coming from new oil and gas fields put onto production in 2015 (Jacana and Tilo in Colombia, Ache in Chile), as well as improved production performance of certain fields in Llanos 34 (GeoPark operated with 45% WI).

•	Colombia: Average net oil production increased by 12% to 14,084 bopd in 2Q2016 compared to 12,592 bopd in 2Q2015

•	Chile: Average net oil and gas production increased by 13% to 4,118 boepd in 2Q2016 compared to 3,654 boepd in 2Q2015

•	Brazil: Average net oil and gas production decreased 12% to 2,941 boepd in 2Q2016 compared to 3,329 boepd in 2Q2015 due to low regional gas demand

For further detail, please refer to 2Q2016 Operational Update released on July 19, 2016.

Reference and Realized Oil Prices: Brent crude price averaged $47.0 per barrel during 2Q2016, while consolidated realized oil sales price averaged $26.4 per barrel in 2Q2016 resulting from commercial and transportation discounts, both in Colombia and Chile, and the Vasconia differential in Colombia.

The table below sets forth a breakdown of reference and net realized oil prices in Colombia and Chile in 2Q2016:

2Q2016 - Realized Oil Prices ($ per bbl)	Colombia	Chile
Brent Oil Price	47.0	47.0
Vasconia Differential	(6.0)	-
Commercial and Transportation Discounts	(15.3)	(7.5)
Other[a]	(0.9)	-
Realized Oil Price	24.8	39.5
Weight on Oil Sales Mix	89%	11%
a)	Corresponds to a short term agreement to fix the price of 4,000 bopd of the Company´s production at $45.1/bbl Brent price for a period of 3-months starting May 1, 2016.

In Colombia, commercial discounts are mainly related to oil transportation costs, which are now being deducted from the net price, following the terms of the Trafigura offtake agreement (announced in December 2015, with deliveries beginning in March 2016). These discounts represent a reclassification of costs, with no new impact in the Adjusted EBITDA ($15.3/bbl of commercial and transportation discounts compared to $13.1/bbl in 1Q2016, and $0.1/bbl selling expenses compared to $2.1/bbl in 1Q2016).

Net Revenues: Consolidated net revenues decreased by 26% to $45.9 million in 2Q2016, compared to $62.0 million in 2Q2015, mainly driven by lower oil prices.

Oil Revenues: Consolidated oil revenues decreased by 32% to $34.3 million in 2Q2016, mainly due to a 37% decrease in realized oil prices, offset by increased production. Oil revenues represent 75% of total net revenues as compared to 81% in 2Q2015.

•	Colombia: In 2Q2016, oil revenues decreased by 31% to $28.6 million mainly due to lower oil prices. Realized oil prices decreased by 38% to $24.8 per barrel while oil deliveries increased by 12% to 13,208 bopd. The decrease in realized prices was higher than the decrease in reference prices because 99% of total volumes were sold at well-head in 2Q2016. Well-head sales imply lower realized prices (as a result of higher transportation discounts) but materially lower selling expenses (reduced transportation costs)

Colombian earn-out payments (deducted from Colombian oil revenues) decreased by 25% to $1.2 million in 2Q2016, compared to $1.6 million in 2Q2015, mainly due to the decline in oil prices

•	Chile: In 2Q2016, oil revenues decreased by 35% to $5.5 million due to lower production and lower prices. Realized oil prices decreased 23% to $39.5 per barrel in line with decreased Brent prices. Deliveries decreased by 16% to 1,527 bopd due to lower production resulting from the natural decline of the fields and no new oil wells drilled since 4Q2014

Gas Revenues: Consolidated gas revenues remained stable and amounted to $11.6 million in 2Q2016 compared to $11.8 million in 2Q2015.

•	Chile: In 2Q2016, gas revenues increased by 33% to $4.3 million mainly due to increased production, resulting from new gas projects, partially offset by lower prices. Gas deliveries increased by 56% and amounted to 13,516 mcfpd (2,253 boepd) mainly resulting from the start-up of the Ache gas field (in 4Q2015) and the Pampa Larga 16 development well (in 1Q2016). Gas prices decreased by 14% to $3.5 per mcf ($21.1 per boe) in 2Q2016

•	Brazil: In 2Q2016, gas revenues decreased by 15% to $7.3 million, mainly due to temporarily lower gas demand that affected Manati production levels. Accordingly, gas deliveries temporarily decreased by 15% and amounted to 16,022 mcfpd (2,670 boepd). Gas prices, net of taxes, remained stable at $5.0 per mcf ($30.0 per boe) despite the depreciation of the local currency that was partially offset by an annual gas-price inflation adjustment of approximately 10% in 1Q2016. Manati field production capacity remained unaffected but it is expected to continue at net average levels of 15,600-17,400 mcfpd (2,600-2,900 boepd) in 2H2016

Production and Operating Costs2: Consolidated production and operating costs decreased by 39% to $13.8 million in 2Q2016, representing savings of approximately $5.0/boe, compared to $22.5 million in 2Q2015.

Operating Costs: Consolidated operating costs (excluding royalties) decreased by 38% to $11.2 million in 2Q2016, compared to $18.1 million in 2Q2015, due to successful and ongoing cost reduction initiatives and the impact of the depreciation of the local currencies against the US Dollar.

•	Colombia: Operating costs decreased by 51% to $4.8 million in 2Q2016. Operating costs per boe decreased by 56% to $4.0 per boe mainly due to cost reduction initiatives, including the temporarily shut in of three marginal fields (La Cuerva and two marginal fields –Max and Chachalaca- in Llanos 34 Block), the impact of the depreciation of the Colombian Peso and improved fixed cost absorption from increased production. Resulting from the above, operating costs per boe reached the lowest level since our entry into Colombia (maintained flat since 1Q2016). Operating cost of approximately $3.4 per barrel in GeoPark-operated Llanos 34 block that represents 97% of Colombian production

•	Chile: Operating costs decreased by 20% to $5.1 million in 2Q2016 due to lower operating costs per boe, partially offset by higher volumes sold. Operating costs per boe decreased by 31% to $14.8 per boe due to cost reduction initiatives

•	Brazil: Operating costs increased to $1.3 million in 2Q2016 resulting from the impact of higher operating expenses resulting from the start-up of the compression plant in the Manati Field (approx. $1.5-2.5 per boe). Operating costs per boe amounted to $5.1

Consolidated operating costs may increase by $1-2/boe during 2H2016 due to the reopening of temporarily shut in fields during July 2016, that were not on production during most of 1H2016. These fields are expected to bring approximately 900 to 1,000 bopd of production, with operating costs of around $8.0 to $19.0 per bbl.

Royalties: Consolidated royalties paid in cash (reported in Production and Operating Costs) decreased to $2.6 million in 2Q2016, compared to $4.4 million in 2Q2015, in line with the decline in net revenues.

Selling Expenses: Consolidated selling expenses decreased by 55% to $0.5 million in 2Q2016 compared to $1.1 million in 2Q2015, mainly as a result of lower selling expenses in Colombia and Chile. In Colombia, selling expenses decreased by 75% to only $0.2 million due to the Trafigura offtake agreement under which sales occur at well-head, thus generating lower selling expenses that are translated into lower net revenues with larger commercial and transportation discounts (as previously stated in Reference and Realized Oil Prices section). Chilean selling expenses decreased by 29% in line with lower oil deliveries and contract renegotiation initiatives to improve margins.

Administrative Expenses and Geological & Geophysical Expenses (G&A, G&G): Consolidated G&A and G&G expenses decreased by 8% to $11.1 million in 2Q2016 compared to $12.0 million in 2Q2015 mainly due to continuing financial discipline and cost reduction initiatives.

_______________________

2 Production and Operating Costs = Operating Costs plus Royalties

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 27% to $20.5 million or $11.4 per boe, in 2Q2016 compared to $28.1 million or $17.0 per boe, in 2Q2015, mainly caused by a decrease in revenues resulting from lower international oil prices, partially offset by a significant reduction in cash costs (including Production and Operating Costs, G&A, G&G and Selling Expenses).

•	Colombia: Adjusted EBITDA decreased 31% to $16.4 million

•	Chile: Adjusted EBITDA increased to $2.2 million

•	Brazil: Adjusted EBITDA decreased 24% to $4.4 million

•	Corporate, Argentina and Peru: Adjusted EBITDA decreased to negative $2.5 million

The table below shows production, volumes sold and breakdown of the most significant components of Adjusted EBITDA for 2Q2016 and 2Q2015, on a per country and on a per boe basis:

Adjusted EBITDA/boe	Colombia		Chile		Brazil		Total
	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15	2Q16	2Q15
Production (boepd)	14,084	12,592	4,118	3,654	2,941	3,329	21,143	19,575
Stock variation /RIK[a]	(876)	(823)	(338)	(390)	(227)	(153)	(1,441)	(1,367)
Sales Volume (boepd)	13,208	11,769	3,780	3,264	2,714	3,176	19,702	18,208
% Oil	100%	100%	40%	56%	2%	2%	75%	75%
($ per boe)
Realized Oil Price	24.8	39.9	39.5	51.5	48.0	65.0	26.4	41.7
Realized Gas Price[b]	-	-	21.1	24.6	30.0	30.2	25.9	28.4
Earn-out	(1.0)	(1.5)	-	-	-	-	(0.7)	(1.0)
Combined Price	23.8	38.4	28.5	39.6	30.3	30.7	25.6	37.4
Operating Costs	(4.0)	(9.1)	(14.8)	(21.6)	(5.1)	(2.3)	(6.2)	(10.8)
Royalties in cash	(1.1)	(2.6)	(1.2)	(1.8)	(2.8)	(3.5)	(1.4)	(2.6)
Selling & Other Expenses	(0.1)	(1.5)	(0.7)	(1.2)	-	(1.0)	(0.3)	(0.8)
Operating Netback	18.7	25.0	11.8	15.0	22.4	23.9	17.7	23.2
G&A, G&G							(6.3)	(6.2)
Adjusted EBITDA							11.4	17.0
a)	RIK (Royalties in Kind). Includes royalties paid in kind in Colombia for approximately 729 bopd in 2Q2016 and 743 bopd in 2Q2015. No royalties were paid in kind in Chile and Brazil.

b)	Conversion rate of $mcf/$boe=1/6.

Write-off of Unsuccessful Efforts: Consolidated write-off of unsuccessful efforts amounted to $0.4 million in 2Q2016, compared to nil in 2Q2015, due to a non-cash amount expensed during 2Q2016 (originally incurred in 2013) associated with exploratory activities in the Flamenco Block (Chile).

Depreciation: Consolidated depreciation charges decreased by 32% to $16.6 million in 2Q2016, compared to $24.4 million in 2Q2015, mainly due to lower depreciation costs per boe in Colombia and Chile and stable depreciation costs per boe in Brazil. In Colombia, the decrease in depreciation costs per boe is the result of drilling success and increased reserves, while in Chile, it is mostly related to the impairment charges recognized in 4Q2015.

Other expenses: Other operating non-recurrent charges decreased to $0.6 million in 2Q2016, compared to $1.6 million in 2Q2015.

_______________________

3 See “Reconciliation of Adjusted EBITDA to Profit (Loss) Before Income Tax and Adjusted EBITDA per Boe” included in this press release

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT FOR THE PERIOD

Financial Costs: Net financial costs decreased by 6% to $7.6 million in 2Q2016, mainly consisting of lower interest costs and bank charges.

Foreign Exchange Gain: Net foreign exchange charges amounted to a $9.6 million gain in 2Q2016 compared to $3.7 million in 2Q2015, mainly related to the impact of the appreciation (approximately 9% in 2Q2016 vs 3% in 2Q2015) of the Brazilian Real over the US Dollar-denominated net debt incurred at the local subsidiary level, where the functional currency is the Brazilian Real.

Income Tax loss: Income tax losses amounted to a $6.3 million loss in 2Q2016 as compared to a $5.5 million loss in 2Q2015.

Net Income: Loss for the period amounted to $1.6 million in 2Q2016 compared to a net loss $9.4 million in 2Q2015.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $79.2 million as of June 30, 2016. Year-end 2015 cash and cash equivalents amounted to $82.7 million, the difference primarily being: (i) cash used in investing activities amounting to $14.1 million, (ii) cash used in financing activities amounting to $18.2 million (including principal payments of $10.1 million related to the Itau Loan, interest payments of $12.8 million and $5.2 million collected from pending loans with related parties), and (iii) cash generated from operating activities that amounted to $28.4 million (including $10.0 million drawn from the Trafigura prepayment facility in 1Q2016).

The table below shows a reconciliation of cash and cash equivalents as of March 31, 2016 and June 30, 2016.

($ million)
Cash and cash equivalents - March 31, 2016	71.6
Cash from Operating activities	8.5
Cash from Investing activities[a]	(5.7)
Cash from Financing activities[b]	4.5
Currency translation effect	0.4
Cash and cash equivalents – June 30, 2016	79.2
a)	Including Capex in Colombia amounting to $5.0 million during 2Q2016.
b)	Mainly related to net proceeds collected from pending loans with related parties amounting to $5.2 million.

Prepayment Facility and Credit Lines Available: As of June 30, 2016 the Company has in place an offtake and prepayment agreement with Trafigura of up to $100 million (with $10 million drawn) and approximately $45 million in uncommitted credit lines.

Financial Debt: Total financial debt (net of debt issuance costs) amounted to $369.9 million, including mainly the $300 million 2020 Bond and the Itau Loan denominated in Brazilian Reais for the acquisition of an interest in the Brazilian Manati Field amounting to $59.4 million. There were no principal or interest payments during 2Q2016.

FINANCIAL RATIOSa

($ million)

At period-end	Financial Debt	Cash Position	Gross Debt / LTM Adj. EBITDA	Net Debtb/ LTM Adj. EBITDA	InterestCoverage

2Q2015	370.4	105.3	2.6x	1.9x	4.7x
3Q2015	364.6	90.4	4.0x	3.0x	2.9x
FY2015	378.7	82.7	5.1x	4.0x	2.4x
1Q2016	363.0	71.6	5.3x	4.3x	2.2x
2Q2016	369.9[c]	79.2	6.1x	4.8x	2.0x

a)	Based on trailing 12 month financial results.
b)	Included for comparative purposes only. Not an incurrence test covenant included in the 2020 Bond Indenture.
c)	Increased total financial debt in 2Q2016 vs 1Q2016 corresponds to accrual of interest charges.

GeoPark’s consolidated financial incurrence test covenants included in the 2020 Bond Indenture are:

•	A leverage Ratio, defined as Gross Debt to Adjusted EBITDA, lower than 2.5x from 2015 onwards; and

•	An Interest Coverage Ratio, defined as Adjusted EBITDA divided by Interest Expenses, above 3.5x

As shown in the table above, as of June 30, 2016 the Company’s Leverage Ratio was above the 2.5 times threshold included in the 2020 Bond Indenture and in addition, the Interest Coverage Ratio was below the 3.5 times threshold included in the 2020 Bond Indenture. These ratios were impacted by the current low oil price environment. Failure to comply with the incurrence test ratios does not trigger an event of default. However, this situation may limit the Company’s capacity to incur additional indebtedness, other than permitted debt, as specified in the indenture governing the Notes. Incurrence covenants as opposed to maintenance covenants must be tested by the Company before incurring additional debt or performing other specific corporate actions including but not limited to dividend payments and restricted payments.

SELECTED INFORMATION BY BUSINESS SEGMENT

(unaudited)

Colombia	2Q2016	2Q2015
Net oil Revenues ($ million)	28.6	41.2
Production and Operating Costs* ($ million)	-6.3	-12.6
Adjusted EBITDA ($ million)	16.4	23.6
Capital expenditures ($ million)	4.9	2.1

Chile	2Q2016	2Q2015
Net Oil Revenues ($ million)	5.5	8.5
Net Gas Revenues ($ million)	4.3	3.2
Net Revenues ($ million)	9.8	11.8
Production and Operating Costs* ($ million)	-5.5	-7.0
Adjusted EBITDA ($ million)	2.2	-1.1
Capital Expenditures ($ million)	0.3	1.1

Brazil	2Q2016	2Q2015
Net Oil Revenues ($ million)	0.2	0.3
Net Gas Revenues ($ million)	7.3	8.6
Net Revenues ($ million)	7.5	8.9
Production and Operating Costs* ($ million)	-2.0	-1.7
Adjusted EBITDA ($ million)	4.4	5.8
Capital Expenditures ($ million)	0.9	0.4

* Production and Operating = Operating Costs + Royalties

CONSOLIDATED STATEMENT OF INCOME

(unaudited)

(In millions of $)	2Q2016	2Q2015

NET REVENUES
Sale of crude oil	34.3	50.2
Sale of gas	11.6	11.8
TOTAL NET REVENUES	45.9	62.0
Production and operating costs	-13.8	-22.5
Geological and Geophysical expenses (G&G)	-2.9	-3.6
Administrative expenses (G&A)	-8.2	-8.4
Selling expenses	-0.5	-1.1
Depreciation	-16.6	-24.4
Write-off of unsuccessful efforts	-0.5	-
Other operating	-0.6	-1.6
OPERATING PROFIT (LOSS)	2.8	0.5

Financial costs, net	-7.6	-8.1
Foreign Exchange Gain (Loss)	9.6	3.7
PROFIT (LOSS) BEFORE INCOME TAX	4.7	-3.9

Income tax	-6.3	-5.5
PROFIT (LOSS) FOR THE PERIOD	-1.6	-9.4
Non-controlling interest	-0.3	-1.9
ATTRIBUTABLE TO OWNERS OF GEOPARK	-1.3	-7.6

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT (LOSS) BEFORE INCOME TAX

(unaudited)

2Q2016	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	16.4	1.3	5.4	-1.7	20.5
Depreciation	-5.9	-9.0	-3.9	-0.1	-16.6
Write-offs unsuccessful efforts	0.0	-0.4	0.0	0.0	-0.4
Share Based Payments	-0.2	-0.1	0.0	0.0	-0.2
Others	-0.3	0.4	0.0	-0.4	-0.3
OPERATING PROFIT (LOSS)	10.1	-5.4	1.1	-3.1	2.8
Financial costs, net					-7.6
Foreign Exchange charges, net					9.6
PROFIT (LOSS) BEFORE INCOME TAX					4.7

2Q2015	Colombia	Chile	Brazil	Other	Total
Adjusted EBITDA	23.6	-1.0	5.8	-0.3	28.1
Depreciation	-11.8	-9.0	-3.5	-0.1	-24.4
Share Based Payments	-0.2	-0.2	0.0	-1.6	-2.0
Others	-0.4	-0.5	0.2	-0.7	-1.3
OPERATING PROFIT (LOSS)	3.8	-16.2	3.2	-7.7	0.5
Financial costs, net					-8.1
Foreign Exchange charges, net					3.7
PROFIT (LOSS) BEFORE INCOME TAX					-3.9

CONSOLIDATED SUMMARIZED STATEMENT OF FINANCIAL POSITION

	June '16	Dec '15

Non Current Assets
Property, Plant and Equipment	510.9	522.6
Other Non Current Assets	43.1	49.4
Total Non Current Assets	554.0	572.0

Current Assets
Inventories	3.4	4.3
Trade Receivables	11.4	13.5
Other Current Assets	29.9	31.3
Cash at bank and in hand	79.2	82.7
Total Current Assets	123.9	131.8

Total Assets	677.9	703.8

Equity
Equity attributable to owners of GeoPark	141.6	146.7
Non-controlling interest	50.5	53.5
Total Equity	192.1	200.2

Non Current Liabilities
Borrowings	331.4	343.2
Other Non Current Liabilities	75.7	79.0
Total Non Current Liabilities	407.1	422.2

Current Liabilities
Borrowings	38.5	35.4
Other Current Liabilities	40.1	46.0
Total Current Liabilities	78.6	81.4
Total Liabilities	485.8	503.6
Total Liabilities and Equity	677.9	703.8

OTHER NEWS / RECENT EVENTS

Successful appraisal and development drilling in Llanos 34 Block in Colombia

GeoPark’s 2016 drilling program in the Llanos 34 Block commenced at the end of the 2Q2016 with the spudding of the Jacana 3 appraisal well and continued with the drilling of the Jacana 4 development well, both tested and completed during July 2016 with the following highlights:

•	The Jacana 3 appraisal well was drilled to a total depth of 11,008 feet. Petrophysical logging analysis in the well demonstrated hydrocarbons throughout the Guadalupe formation without identifying an oil-water contact, thereby extending the size of the field. A seven-day production test in the Guadalupe formation resulted in a production rate of approximately 1,650 bopd (gross) of 15 degrees API, with approximately 1% water cut

•	The Jacana 4 development well was drilled to a total depth of 10,370 feet. A production test in the Guadalupe formation resulted in a production rate of approximately 1,950 bopd (gross) of 16 degrees API, with 1% water cut

•	Surface facilities are in place and the Jacana 3 and Jacana 4 wells are already in production. Further production history is required to determine stabilized flow rates of these wells

•	Jacana 5 appraisal well was drilled further down-dip and is currently being completed. Preliminary petrophysical logging analysis indicates hydrocarbons in the Guadalupe formation and production testing will be conducted in August

For further detail, please refer to GeoPark releases dated June 14, July 7 and July 25, 2016.

CONFERENCE CALL INFORMATION

GeoPark will host its Second Quarter 2016 Financial Results conference call and webcast on Friday, August 12, 2016, at 10:00 a.m. Eastern Daylight Time.

Chief Executive Officer, James F. Park, Chief Financial Officer, Andres Ocampo, and Chief Operating Officer, Augusto Zubillaga will discuss GeoPark's financial results for 2Q2016, with a question and answer session immediately following.

Interested parties can access the conference call by dialing the following number from outside the United States: +1 920-663-6208. From within the United States, interested parties can access the call by dialing 866-547-1509 (Conference ID: 49661000). To listen to the webcast, please visit the Investor Support section of the Company’s website (www.geo-park.com).

NEW INFORMATION AVAILABLE

From 2Q2016 onwards, spreadsheets containing sequential, quarterly financial information in excel format will be uploaded on a quarterly basis to the Investor Support section of the Company’s website.

For further information, please contact: INVESTORS:
Pablo Ducci – Director Capital Markets	pducci@geo-park.com
Santiago, Chile
T: +562 2242 9600

Dolores Santamarina – Investor Manager	dsantamarina@geo-park.com
Buenos Aires, Argentina
T: +5411 4312 9400

MEDIA:

Jared Levy – Sard Verbinnen & Co	jlevy@sardverb.com
New York, USA
T: +1 (212) 687-8080

Kelsey Markovich – Sard Verbinnen & Co	kmarkovich@sardverb.com
New York, USA
T: +1 (212) 687-8080

GeoPark can be visited online at www.geo-park.com

GLOSSARY

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance cost, income tax, depreciation, amortization, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payment and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries
Operating Netback per boe

Net revenues, less production costs (net of depreciation charges and accrual of stock options and stock awards) and selling expenses, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

boe	Barrels of oil equivalent
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
CEOP	Contrato Especial de Operacion Petrolera (Special Petroleum Operations Contract)
D&M	DeGolyer and MacNaughton
mboe	Thousand barrels of oil equivalent
mmbo	Million barrels of oil
mmboe	Million barrels of oil equivalent
mcfpd	Thousand cubic feet per day
mmcfpd	Million cubic feet per day
Mm3/day	Thousand cubic meters per day
PRMS	Petroleum Resources Management System
SPE	Society of Petroleum Engineers
WI	Working interest
NPV10	Present value of estimated future oil and gas revenues, net of estimated direct expenses, discounted at an annual rate of 10%
Sqkm	Square kilometers

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including expected 2016 production growth and capital expenditures plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release.

NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance cost, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options stock awards, bargain purchase gain on acquisition of subsidiaries and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flows as determined by IFRS. The Company believes Adjusted EBITDA is useful because it allows us to more effectively evaluate our operating performance and compare the results of our operations from period to period without regard to our financing methods or capital structure. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. The Company’s computation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flows from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Operating Netback per boe. The Company’s computation of Operating Netback per boe may not be comparable to other similarly titled measures of other companies. For a reconciliation of Operating Netback per boe to the IFRS financial measure of profit for the year or corresponding period, see the accompanying financial tables.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited
By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: August 11, 2016